Independent Auditors' Consent




To the Shareholders and Trustees of
Smith Barney Massachusetts Municipals Fund:
We consent to the incorporation by reference, in this Prospectus and Statement of Additional Information, of our report dated January
 12, 2001, on the statement of assets and liabilities for the Smith Barney Massachusetts Municipals Fund (the "Fund") as of November 30, 2000 and the related statement of operations for the year then ended, the statements of changes in net assets for each of the years in the two-year period then ended and the financial highlights for each of the years in the five-year period t
We also consent to the references to our firm under the headings
 "Financial Highlights"in the Prospectus and "Auditors" in the Statement of Additional Information.



KPMG LLP
New York, New York
March 23, 2001
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